Exhibit 1
British American Tobacco p.l.c.

5 October 2023

Directorate Change

Murray S. Kessler will join the Board of British American Tobacco p.l.c. as an independent Non-Executive Director and member of the Nominations and Remuneration Committees with effect from 6 November 2023.

Murray previously held several senior positions including Chief Executive, President and Board Member of Perrigo plc, President, Chief Executive Officer and Chairman of the Board of Lorillard Tobacco Co., Vice Chair of Altria Group, Inc. and President, Chief Executive Officer and Chairman of the Board of UST LLC. Prior to joining UST, Murray had a twelve-year career with Campbell Soup Company, having served as Vice President of Sales and Marketing, General Manager of the Swanson Division of Campbell Soup and other leadership roles.

Commenting on the appointment, Luc Jobin, Chair of the Board, said: “I am pleased to welcome Murray Kessler to our board. Murray has extensive leadership experience in growing consumer product companies and managing regulated businesses and I am looking forward to his contribution as we accelerate our strategy to build A Better Tomorrow”.

Enquiries:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours)  | @BATPress

British American Tobacco Investor Relations
Victoria Buxton/Amy Chamberlain/John Harney/Jane Henderson
+44 20 7845 2012/1124/1263/1117

Additional information

1.  This announcement is made in compliance with the Company’s obligations under Listing Rule 9.6.11.

2.  In accordance with the Listing Rules, Murray Kessler was previously a director of Perrigo plc. There are no additional matters that would require disclosure under 9.6.13R of the Listing Rules of the UK Financial Conduct Authority in respect of his appointment.